SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

PRESIDENTIAL REALTY CORPORATION
(Name of Issuer)

Class B Common Stock, $.00001 par value
(Title of Class of Securities)

Class B: 741004204
(CUSIP Number)

JEFFREY F. JOSEPH 16 Rivers Edge Drive Tarrytown, NY 10591 914-610-8091
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

January 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Class B: 741004204

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey F. Joseph
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER Class B: 412,065
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER Class B: 412,065
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON Class B: 412,065
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class B: 7.80%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class B Common Stock, $.00001 par value (the "Class B Common Stock"), of Presidential Realty Corporation, a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1430 Broadway, Suite 503, New York, NY 10018.

Item 2.	Identity and Background.

This Schedule 13D is being filed by and for Jeffrey F. Joseph (the “Reporting Person”). Certain information with respect to the Reporting Person is set forth below:

Name and Address:	Jeffrey F. Joseph
16 Rivers Edge Drive
Tarrytown, NY 10591

Principal Occupation:	Director of the Company
1430 Broadway, Suite 503
New York, NY 10018

Criminal Convictions: None

Civil Proceedings: None

Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration.

The Class B Common Stock was acquired in exchange for the release of any right to director fees in consideration of his services as an independent member of the Board of Directors for the 2015 and 2016 calendar years and as compensation for the Reporting Person’s involvement in reviewing the proposed transactions contemplated by an Interest Contribution Agreement by and among the Company, Presidential Realty Operating Partnership LP, First Capital Real Estate Trust Incorporated, First Capital Real Estate Operating Partnership, Township Nine Owner, LLC, Capital Station Holdings, LLC, Capital Station Member, LLC, Capital Station 65 LLC and Avalon Jubilee LLC (the “Issuance and Release Agreement”).

The foregoing descriptions of the transactions and the documents referenced herein are subject to and qualified in their entity by reference to the complete text of such documents filed with the Company’s Form 8-K filed as of January 12, 2017, as incorporated by reference herein or as exhibits attached hereto.

Item 4.	Purpose of Transaction.

The 120,000 shares of Class B Common Stock were acquired by the Reporting Person as set forth in Item 5(c) below.

The Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person is the beneficial owner of 412,065 shares of Class B Common Stock of the Company which comprises 7.8% of the issued and outstanding Class B Common Stock.

The Reporting Person has sole power to vote or direct the vote of all of the shares of Class B Common Stock described herein. The Reporting Person has the sole power to dispose or to direct the disposition of all of the shares of Class B Common Stock described herein.

(c) On January 6, 2017, the Company and the Reporting Person entered into the Issuance and Release Agreement pursuant to which the Reporting Person was issued 120,000 shares of Class B Common Stock in consideration for the release of any right to director fees in consideration of his services as an independent member of the Board of Directors for the 2015 and 2016 calendar years and as compensation for the Reporting Person’s involvement in reviewing the proposed transactions contemplated by the Interest Contribution Agreement referenced above.

Other than as set forth in this Item 5(c), the Reporting Person has not effected any transaction in or related to the Class B Common Stock in the past sixty days.

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Class B Common Stock owned by the Reporting Person.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person and the Company have entered into that certain Issuance and Release Agreement detailed above. Except as described above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

99.1	Issuance and Release Agreement dated January 6, 2017, by the Company and Jeffrey F. Joseph (Incorporated by reference to Exhibit 10.9 of the Form 8-K filed January 12, 2017).

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:    January 17, 2017

/S/ Jeffrey F. Joseph
Jeffrey F. Joseph